Exhibit 99.3

NiCE Announces Upcoming Conference Participation

Hoboken, N.J., August 21, 2025, NiCE (Nasdaq: NICE) announced today that Scott Russell, CEO of NiCE, will participate in a fireside chat at the following investor conference:

•	Citi's 2025 Global TMT Conference on September 4, 2025, at 1:30 PM ET

A live webcast and replay of the event will be available on the Company’s Investor Relations website at  https://www.nice.com/company/investors/upcoming-event.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact
Marty Cohen, +1-551-256-5354, ir@nice.com, ET
Omri Arens, +972-3-763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.